United States securities and exchange commission logo





                             February 28, 2024

       Robert Park
       Chief Financial Officer
       Dolby Laboratories, Inc.
       1275 Market Street
       San Francisco, CA 94103

                                                        Re: Dolby Laboratories,
Inc.
                                                            Form 10-K for the
year ended September 29, 2023
                                                            Filed November 17,
2023
                                                            Form 8-K
                                                            Filed November 16,
2023
                                                            File No. 001-32431

       Dear Robert Park:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended September 29, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 38

   1. We note your discussion and analysis of the changes in your income tax on page 41.
                                                        Based on your effective
tax rate reconciliation within Note 12, it appears there are other material factors
impacting your income tax benefit/(expense) that should be included in
                                                        MD&A so that readers
can fully understand the variances and assess the continuing impact. For example, it
appears that the differences on rates of foreign operations changed from a 4.5% decrease to
your effective tax rate in 2022 to a 1.9% decrease to
                                                        the effective tax rate
in 2023 while the proportion of income before income taxes for your international
operations remained fairly consistent at approximately 84% of total income before operations for
2022 and 82% in 2023. To the extent material factors in your foreign operations including
changes in your jurisdictional mix of income may be impacting your effective tax
rate, please explain the changes and factors including whether you may
 Robert Park
FirstName LastNameRobert    Park
Dolby Laboratories, Inc.
Comapany28,
February   NameDolby
            2024        Laboratories, Inc.
February
Page 2 28, 2024 Page 2
FirstName LastName
         expect these changes to continue. Given the materiality of your foreign operations and impact on your effective tax rate, please also tell us your consideration of including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions in order for readers to better understand the material impacts such factors have on your effective tax rate. Please refer to Item 303 of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4.
         of the Financial Reporting Codification for guidance.
Note 13. Restructuring, page 82

2. In future filings, please also expand your disclosures here or within MD&A to disclose the expected effects on future earnings and cash flows resulting from each of
         your restructuring plans along with the initial period in which those effects are expected to be realized. In that regard, quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows,
         including whether the actual results were in line with management   s
expectations when
         the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.
         Please refer to SAB Topic 5:P.4 for guidance
Form 8-K filed November 16, 2023

General

3. Please elaborate upon your disclosure related to the adjustment for amortization of acquisition-related intangibles to arrive at Non-GAAP Net Income. Specifically, explain the nature of intangible asset amortization expense that has been included in the adjustment, as it appears that only a portion of amortization expense recognized for the period has been included, and
             provide more robust disclosure explaining why management believes this adjustment, which excludes some, but not all, amortization expense, results in a non-GAAP measure that is useful to investors, as well as any other additional purposes for which management uses this measure.
4. Given that the GAAP to non-GAAP reconciliation starts with net income attributable to
         Dolby Laboratories, Inc. adjusted for income/loss attributable to noncontrolling interest, please revise the label of your non-GAAP measure "Non-GAAP net income" to reflect the fact that it is non-GAAP net income attributable to Dolby Laboratories, Inc.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
 Robert Park
Dolby Laboratories, Inc.
February 28, 2024
Page 3

you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert Park                              Sincerely,
Comapany NameDolby Laboratories, Inc.
                                                           Division of
Corporation Finance
February 28, 2024 Page 3                                   Office of Real
Estate & Construction
FirstName LastName